Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

May 29, 2014

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in the Transition Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that Sprint Corporation has made disclosure pursuant to those provisions in its Transition Report on Form 10-K for the three-month transition period ended March 31, 2014, which was filed with the Securities and Exchange Commission on May 27, 2014.

SPRINT CORPORATION

/s/ Charles R. Wunsch
Charles R. Wunsch
General Counsel